Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are three sets of objectives, talking points and sample e-mails for use by Towers Watson & Co. (“Towers Watson”) representatives in communications with (i) Carriers, Vendors and Third Party Providers (ii) Clients and (iii) Channel Partners, respectively, in each case, regarding the proposed merger of Towers Watson and Willis Group Holdings plc.

(i)

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Carrier, Vendor and Other Third Party Outreach Toolkit

Thank you in advance for your commitment and leadership during this announcement process — the role you will play communicating this news is critical.  We ask that you do all you can to connect with our carriers, vendors and other third parties (“partners”) to discuss this transaction and ease any concerns they may have.  This document provides guidance on how to accomplish that.

Objectives

•                  Ensure partners feel valued and engaged.

•                  Reinforce our focus on their relationships.

•                  Emphasize our ongoing commitment to client service.

•                  Reassure them of team and relationship continuity, as well as continued confidentiality.

•                  Use consistent messages.

•                  Address any questions or concerns.

Call to Action

•                  Review the materials contained in this toolkit to ensure that you are prepared to speak with partners about the transaction.

•                  Using the email templates provided, reach out to partners, as appropriate.

•                  Follow-up by phone as appropriate, reiterating the talking points below and responding to questions.

Please leverage the materials provided to guide your interactions with partners.  It is essential that we maintain consistency and stay on message.

If you have any questions, please contact Mark Maselli, Joe Murad or Ashok Subramanian.

Talking Points

•                  I wanted to take this opportunity to follow up with you on the news we announced earlier [today]/[this week] — Towers Watson and Willis Group have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm.  The combined company will be named Willis Towers Watson.

•                  Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm with a rich, 187-year history of working with the world’s most respected companies.  They operate on every continent with more than 22,500 associates in over 120 countries.

•                  We are excited about the significant benefits this combination will bring to our clients, our associates and our shareholders.

•                  Willis shares our client-first mentality and through this combination, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent.

•                  Importantly, I want to assure you that the strong relationship we have built will not change.

1

•                  We are committed to continue working with you across our consulting and exchange businesses.  At this time, there will be no changes in any aspect of our relationship

•                  Throughout the merger integration process and beyond, we are committed to working with you as we always have.

•                  Until the merger is complete, no one from the Willis team will be privy to any of your proprietary information.

•                  It is important to keep in mind that this announcement is just the first step in this process.  Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies.

•                  That means it is business as usual at Towers Watson.  We won’t begin interacting with Willis or sharing client or commercial information at this time, and I want to reiterate that there will be no changes to our current relationship, team or our commitment to providing the exceptional service our clients have come to expect from us.

•                  We look forward to our continued relationship.

2

Sample Email

Subject: Towers Watson and Willis Group to Combine

Dear [Name]:

I am reaching out to share some important news with you.  Today, Towers Watson announced that we have agreed to combine with Willis Group in a merger of equals, creating a leading global advisory, broking and solutions firm.  The combined company will be named Willis Towers Watson.  We issued a press release this morning — you can view it, along with more information about the deal, on our transaction website.

We are excited about the significant benefits this opportunity will bring to our clients, our associates and our shareholders.  Willis shares our client-first mentality and through this combination, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent.

Most importantly, I want to assure you that the strong relationship we have built will not change. We are committed to continue working with you across our consulting and exchange businesses.  At this time, there will be no changes in any aspect of our relationship

It is important to keep in mind that this announcement is just the first step in this process.  Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies.  That means it is business as usual until then.

As always, meeting the needs of clients remains our top priority, and we look forward to our continued relationship.  Please don’t hesitate to reach out to me if you have any questions.

Best regards,

[Name]

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

3

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies.  Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission.   Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission.  Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

4

(ii)

Client Communication Toolkit Objectives Ensure clients/prospects feel valued and engaged. Reinforce our focus on client relationships. Emphasize our ongoing commitment to client service. Reassure them of team continuity. Use consistent messages. Address any questions or concerns. • • • • • • Call to Action Review the materials contained in this toolkit to ensure that you are prepared to speak with clients/prospects about the benefits of this transaction. Using the email templates provided, reach out to current and prospective clients, as appropriate. Follow-up by phone as appropriate, reiterating the talking points below and responding to questions. • • • Please leverage the materials provided to guide your interactions with clients/prospects. It is essential that we maintain consistency and stay on message. If you have any questions, please reach out to your Managing Consultant. Client Talking Points • I wanted to take this opportunity to follow up with you on the exciting news we announced earlier [today]/[this week] – Towers Watson and Willis Group have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm. The combined company will be named Willis Towers Watson. • Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm with a rich, 187-year history of working with the world’s most respected companies. They operate on every continent with more than 22,500 associates in over 120 countries. Through this combination, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent. • • Together, we will offer a full complement of advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards. 1 Thank you in advance for your commitment and leadership during this announcement process – the role you will play communicating this news is critical. We ask that you do all you can to connect with our clients and prospects, discuss this transaction and ease any concerns they may have. This document provides guidance on how to accomplish that. WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Client Communication Toolkit Willis shares our client-first focus. Willis offers its clients superior expertise, innovation and market-leading products and professional services. • With a shared focus on the client and a complementary set of businesses, this is a truly compelling combination. • • This announcement is just the first step in this process. Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies. That means it is business as usual at Towers Watson. We won’t begin interacting with Willis or sharing client information at this time, and there will be no changes to our current relationship, team or our commitment to providing the exceptional service you have come to expect from us. • As always, meeting your needs remains our top priority, and we look forward to our continued relationship. • 2 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Client Communication Toolkit Sample Current Client Email Subject: Towers Watson and Willis Group to Combine Dear [Name]: I am pleased to share some important news with you. Today, Towers Watson announced that we have agreed to combine with Willis Group in a merger of equals, creating a leading global advisory, broking and solutions firm. The combined company will be named Willis Towers Watson. We issued a press release this morning – you can view it, along with more information about the deal, on our transaction website. As you may know, Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm with a rich, 187-year history of working with the world’s most respected companies. They operate on every continent with more than 22,500 associates in over 120 countries. By combining with Willis, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent. Together, we will offer a full complement of advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards. Like Towers Watson, Willis has a client-first mentality. Willis offers its clients superior expertise, innovation and market-leading products and professional services. With a shared focus on clients and a complementary set of businesses, this is a truly compelling combination. It is important to keep in mind that this announcement is just the first step in this process. Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies. That means it is business as usual, and there will be no changes to our current relationship, team or our commitment to providing the exceptional service you have come to expect from us. As always, meeting the needs of clients remains our top priority, and we look forward to our continued relationship. Please don’t hesitate to reach out to me if you have any questions. Best regards, [Name] Where You Can Find Additional Information In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy 3 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Client Communication Toolkit statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084. Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission. Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", “would”, "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under "Risk Factors" in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under "Risk Factors" in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise. 4 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Client Communication Toolkit Sample Prospective Client Email Subject: Towers Watson and Willis Group to Combine To our valued [friend]: I am pleased to share some important news with you. Today, Towers Watson announced that we have agreed to combine with Willis Group in a merger of equals, creating a leading global advisory, broking and solutions firm. The combined company will be named Willis Towers Watson. We issued a press release this morning – you can view it, along with more information about the deal, on our transaction website. As you may know, Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm with a rich, 187-year history of working with the world’s most respected companies. They operate on every continent with more than 22,500 associates in over 120 countries. By combining with Willis, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent. Together, we will offer a full complement of advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards. Like Towers Watson, Willis has a client-first mentality. Willis offers its clients superior expertise, innovation and market-leading products and professional services. With a shared focus on clients and a complementary set of businesses, this is a truly compelling combination. It is important to keep in mind that this announcement is just the first step in this process. Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies. That means it is business as usual, and there will be no changes to our current relationship. As always, we value the opportunity to work with you, and look forward to our continued relationship. Please don’t hesitate to reach out to me if you have any questions. Best regards, [Name] Where You Can Find Additional Information In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers 5 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Client Communication Toolkit Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084. Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission. Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", “would”, "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under "Risk Factors" in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under "Risk Factors" in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise. 6 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

(iii)

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Channel Partner Toolkit

Thank you in advance for your commitment and leadership during this announcement process — the role you will play communicating this news is critical.  We ask that you do all you can to connect with our channel partners, discuss this transaction and ease any concerns they may have.  This document provides guidance on how to accomplish that.

Objectives

•                  Ensure channel partners feel valued and engaged.

•                  Reinforce our focus on their relationships.

•                  Emphasize our ongoing commitment to client service.

•                  Reassure them of team and contract continuity, as well as continued confidentiality.

•                  Use consistent messages.

•                  Address any questions or concerns.

Call to Action

•                  Review the materials contained in this toolkit to ensure that you are prepared to speak with channel partners about the benefits of this transaction.

•                  Using the email templates provided, reach out to channel partners, as appropriate.

•                  Follow-up by phone as appropriate, reiterating the talking points below and responding to questions.

Please leverage the materials provided to guide your interactions with channel partners.  It is essential that we maintain consistency and stay on message.

If you have any questions, please reach out to Mark Maselli, Joe Murad or Ashok Subramanian.

Channel Partner Talking Points

•                  I wanted to take this opportunity to follow up with you on the news we announced earlier [today]/[this week] — Towers Watson and Willis Group have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm.  The combined company will be named Willis Towers Watson.

•                  Importantly, I want to assure you that your contract with Liazon and the strong relationship we have built will not change.

•                  We are committed to continue working with you across our exchange businesses.  Prior to the merger the Exchange Solutions group of Towers Watson (including Liazon) was a standalone business unit of Towers Watson and will remain standalone going forward.

•                  Please rest assured that, both before and after closing:

•                  We will continue to offer the Bright Choices® Exchange and our proprietary “powered by Liazon” platforms.

•                  Branding will remain the same as it is today and no visible changes will be seen in either the exchange or with the carrier products we stock in the stores.

•                  All contract terms will remain as they are today, as will your service relationships and support from our team.

•                  All client and broker data will remain 100% secure and walled off from other Towers Watson and Willis entities.

•                  Prior to the merger, Willis was already using the Liazon platform as their exchange solution.  You have seen them in the marketplace in the past and will continue to in the same way.

•                  We remain fully committed to our vast distribution channel of over 600 partners and expect today’s news to only strengthen our position in the market and further expand our resources to continue to improve our product and service.

•                  It is important to keep in mind that this announcement is just the first step in this process.  Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies.  That means it is business as usual for us.

•                  We look forward to our continued relationship.

Sample Channel Partner Email

Subject: Towers Watson and Willis Group to combine — what it means from an exchange perspective

Dear [Name]:

This morning, Towers Watson and Willis announced a merger of equals to form a leading global advisory, broking and solutions firm under the name Willis Towers Watson. Until the transaction closes, which is expected by December 31, 2015, each will continue to operate as separate and independent companies.

As always, we remain committed to our successful partner relationships and growing them in the years to come. Please rest assured that both before and after closing:

•                  we will continue to offer the Bright Choices® Exchange and our proprietary “powered by Liazon” platforms,

•                  branding will remain the same as it is today and no visible changes will be seen in either the exchange or with the carrier products we stock in the stores,

•                  all contract terms will remain as they are today, as will your service relationships and sales support, and

•                  all client and broker data will remain 100% secure and walled off from other Towers Watson and Willis entities.

We made this exact promise 18 months ago when Liazon was acquired by Towers Watson.  As was the case then, you can and should expect us to provide all partners with the same access to our technology, products, and level of support on an ongoing basis. It is only through the strong network of 600+ Liazon partners that we will continue to grow and set the standard for the future of benefits together.

Many of our partners today distribute a Liazon-powered exchange under their own brand name. Similarly, Willis currently distributes a Liazon-powered Proprietary Exchange, The Willis Advantage, and you will continue to see them in the market just as you do today.

The transaction is subject to the approval of both companies’ shareholders, as well as regulatory approvals and the satisfaction of other customary closing conditions. John Haley, Towers Watson’s current CEO, will serve as CEO of the combined organization. I will continue to lead the business for active exchanges.

The past few years have certainly brought a lot of change to our company and corporate structure. However, the basic tenets of how we do business — our speed of innovation, thought leadership in the exchange space, and consistent commitment to our clients — have stayed constant.

If you have any questions, please don’t hesitate to reach out to your Liazon team member.  As always, we stand ready to support your growth and to continue to be your trusted partner.

Sincerely,

Ashok Subramanian

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies.  Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission.   Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission.  Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.